EXHIBIT 12
DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Three Months Ended January 31,		Year Ended October 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousand of dollars)
Earnings:
Income (loss) of consolidated group before income taxes	$105,475	$(53,469)	$602,705	$(24,757)	$777,507	$365,135	$1,560,032

Dividends received from less-than-fifty percent owned affiliates	155	644	2,236	1,675	3,065	5,734	5,555

Fixed charges excluding capitalized interest	157,494	167,397	659,263	787,737	693,626	571,949	531,817

Total earnings	$263,124	$114,572	$1,264,204	$764,655	$1,474,198	$942,818	$2,097,404

Fixed charges:
Interest expense of consolidated group including capitalized interest	$151,951	$161,988	$637,571	$766,254	$677,424	$557,740	$521,418

Portion of rental charges deemed to be interest	5,536	5,508	22,145	22,030	17,122	15,347	12,451

Total fixed charges	$157,487	$167,496	$659,716	$788,284	$694,546	$573,087	$533,869

Ratio of earnings to fixed charges*	1.67	**	1.92	**	2.12	1.65	3.93

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than-fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**

For the first quarter of 2002 and year ended October 31, 2001, earnings available for fixed charges coverage were $53 million and $24 million less, respectively, than the amount required for a ratio of earnings to fixed charges of 1.0.